UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

Andrew Ang Lye Whatt
Director, Legal & Regulatory
Temasek International Pte. Ltd.
60B Orchard Road
#06-18 Tower 2 The
Atrium@Orchard
Singapore 238891

With Copies to:

Denise Shiu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing, China
Telephone: + 86 10 5920 1080
Facsimile: + 86 10 5879 3902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,240,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,240,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,000 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Fullerton Management Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,240,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,240,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,000 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
Temasek Life Sciences Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,240,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,240,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,000 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
1	NAMES OF REPORTING PERSONS
V-Sciences Investments Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,240,000 Ordinary Shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,240,000 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,000 Ordinary Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

Introduction

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No.2 to Schedule 13D (this “Amendment No.2”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 30, 2019, as amended by Amendment No. 1 filed on January 24, 2020 (the “Schedule 13D”), by each of Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Temasek Life Sciences Private Limited (“TLS”) and V-Sciences Investments Pte Ltd (“V-Sciences”) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On September 16, 2020, Mr. Joseph Chow (“Mr. Chow”), the chairman and chief executive officer of the Issuer, entered into a deed of adherence to the Consortium Agreement (the “Chairman Adherence Deed”), pursuant to which Mr. Chow joined the Buyer Consortium as an Initial Consortium Member.

On September 16, 2020, the Initial Consortium Members (which, for the avoidance of doubt, consists of Beachhead, PWM, Parfield, CITIC Capital, Hillhouse, V-Sciences, Double Double, Point Forward and Mr. Chow) entered into an exclusivity extension letter (the “Exclusivity Extension Letter”), pursuant to which each of these parties has agreed that, among other things, with respect to such party, the Exclusivity Period as defined in Section 4.1 of the Consortium Agreement shall be extended to December 17, 2020.

In connection with (x) (A) the entry into the Exclusivity Extension Letter by and among the relevant parties thereto, (B) the entry into a deed of adherence to the Consortium Agreement by Mr. Chow to join the Buyer Consortium and performance of his obligations thereunder by Mr. Chow, and (y) in connection with the activities described in item (x), the making of filings by the relevant members of the Buyer Consortium with the U.S. Securities and Exchange Commission and/or The Stock Exchange of Hong Kong Limited in accordance with applicable laws, regulations and stock exchange rules (the foregoing items (x) and (y), the “Permitted Actions”), on September 16, 2020, the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) the investor rights agreement entered into by and between PWM and the Issuer, dated as of January 1, 2018 (the “PWM IRA”), (ii) the amended and restated preferred shares rights agreement entered into by and between Securities Transfer Corporation (as rights agent) and the Issuer, dated as of July 31, 2017, as amended on February 20, 2019 (the “Rights Agreement”), and (iii) those certain confidentiality agreements, dated as of October 20, 2019, entered into by each of Beachhead, PWM, Parfield, CITIC Capital, Hillhouse and V-Sciences, respectively, and the Issuer. The Board has also determined, among other things, that solely by reason of taking any Permitted Action, (a) PWM (or any of its affiliates) shall not be deemed to violate (or have violated) any term of the PWM IRA, (b) none of the Initial Consortium Members or their respective affiliates shall be deemed to be an “Acquiring Person” under the Rights Agreement, nor shall any provision under the Rights Agreement be otherwise triggered, and (c) none of Beachhead, PWM, Parfield, CITIC Capital, Hillhouse and V-Sciences (or any of their respective affiliates) shall be deemed to violate (or have violated) any term of its confidentiality agreement entered into with the Issuer.

Reference to the Chairman Adherence Deed and the Exclusivity Extension Letter in this Amendment No. 2 are qualified in their entirety by reference to the Chairman Adherence Deed and the Exclusivity Extension Letter, copies of which are attached hereto as Exhibits 3 and 4 incorporated herein by reference in their entirety.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this Schedule 13D is provided as of the date of this filing:

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 1,240,000 Ordinary Shares beneficially owned or deemed to be beneficially owned by FMPL, TLS, and V-Sciences.

FMPL, through its ownership of TLS, may be deemed to share voting and dispositive power over the 1,240,000 Ordinary Shares beneficially owned or deemed to be beneficially owned by TLS and V-Sciences.

TLS, through its ownership of V-Sciences, may be deemed to share voting and dispositive power over the 1,240,000 Ordinary Shares beneficially owned or deemed to be beneficially owned by V-Sciences.

V-Sciences is the direct beneficial owner of 1,240,000 Ordinary Shares.

Because of the arrangements in the Consortium Agreement and the Consortium Agreement Amendment, the parties to such agreements are deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act, and such “group” is deemed to beneficially own an aggregate of 26,486,140 Ordinary Shares, which represents approximately 68.6% of the total number of Ordinary Shares issued and outstanding as of June 30, 2020 as reported in the Issuer’s Form 6-K filed on August 17, 2020. Neither the filing of this Amendment No.2 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned by Beachhead, Double Double, Point Forward, PWM, Parfield, CITIC Capital, Hillhouse and Mr. Chow and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership isexpresslydisclaimed.

(c) Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the past 60 days prior to the obligation to file this Amendment No. 2. To the knowledge of the Reporting Persons, none of any director or executive officer of any Reporting Person has effected any transactions in the Issuer’s securities during the past 60 days prior to the obligation to file this Amendment No. 2.

(d) To the best knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares directly held by V-Sciences, other than each of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the Exclusivity Extension Letter and the Chairman Adherence Deed under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1* Information regarding the Instruction C persons (which amends and restates Exhibit 2 to the Schedule 13D Amendment No.1 filed with the Commission by the Reporting Persons with respect to the Issuer on January 24, 2020 in its entirety)

Exhibit 2 Joint Filing Agreement dated September 30, 2019 by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D (filed as Exhibit 6 to the Schedule 13D filed with the Commission by the Reporting Persons with respect to the Issuer on September 30, 2019, and incorporated herein by reference)

Exhibit 3* Exclusivity Extension Letter dated September 16, 2020 by and among the Initial Consortium Members

Exhibit 4* Chairman Adherence Deed dated September 16, 2020 by Mr. Chow.

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2020

TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Andrew Ang Lye Whatt
Name: Andrew Ang Lye Whatt
Title: Authorised Signatory

FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Gregory Tan
Name: Gregory Tan
Title: Director

TEMASEK LIFE SCIENCES PRIVATE LIMITED

	By:	/s/ Lim Siew Lee Sherlyn
Name: Lim Siew Lee Sherlyn
Title: Director

V-SCIENCES INVESTMENTS PTE LTD

	By:	/s/ Khoo Shih
Name: Khoo Shih
Title: Authorised Signatory